Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of August 31, 2023, BriaCell Therapeutics Corp. (“we,” “our,” “us” or the “Company”) had the following classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common shares and (ii) our public warrants, with each whole warrant exercisable for one common share for $5.3125 per share (the “Public Warrants”).

Description of Common Shares

As of August 31, 2023, our authorized share capital, as described in our Notice of Articles, consisted of an unlimited number of common shares, without par value, of which approximately 15,981,726 common shares were issued and outstanding. All of our outstanding common shares are validly issued, fully paid and non-assessable.

Our common shares are the only securities with respect to which a voting right may be exercised at a meeting of the shareholders of the Company.

Dividends. Our shareholders are entitled to receive dividends, as may be declared from time to time and in the sole discretion of the Board. Dividends shall be paid according to the number of Common Shares owned. Dividends may take the form of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways. Shareholders are not entitled to notice of any dividend. We have never paid cash dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future.

Voting Rights. Each common share is entitled to one vote at a meeting of shareholders of the Company.

Listing. Our common shares are traded on the Nasdaq Capital Market under the symbol “BCTX” and on the Toronto Stock Exchange under the symbol “BCT”.

Description of Public Warrants

Securities Issuable Upon Exercise of the Public Warrants. Each Public Warrant is exercisable into one common share. As of August 31, 2023, 8,121,650 Public Warrants were issued and outstanding.

Exercisability. The Public Warrants are exercisable immediately, have an exercise price of $5.3125 per share, and expire five years from the date of issuance. The exercise price and number of common shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common shares and the exercise price.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the Public Warrants.

Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the Public Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such fraction (in an amount equal to such fraction multiplied by the exercise price) or round the number of shares to be received by the holder up to the next whole number.

Listing. Our Public Warrants are traded on the Nasdaq Capital Market under the symbol “BCTXW”.